OSISKO GOLD ROYALTIES LTD

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Unaudited Condensed Interim

Consolidated Financial Statements

For the three and nine months

ended

September 30, 2020

Osisko Gold Royalties Ltd Consolidated Balance Sheets (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

		September 30,	December 31,
		2020	2019
	Notes	$	$

Assets

Current assets

Cash	5	160,705	108,223
Short-term investments		21,568	20,704
Amounts receivable		11,554	6,330
Inventories	4	10,269	1,656
Other assets		2,944	3,516
		207,040	140,429

Non-current assets

Investments in associates	6	123,946	103,640
Other investments	7	123,086	67,886
Royalty, stream and other interests	8	1,121,353	1,130,512
Mining interests and plant and equipment	4, 9	443,371	343,693
Exploration and evaluation	10	43,150	42,949
Goodwill		111,204	111,204
Other assets	4	26,920	6,940
		2,200,070	1,947,253

Liabilities

Current liabilities

Accounts payable and accrued liabilities	4	34,186	18,772
Dividends payable		8,341	7,874
Current portion of long-term debt	12	49,580	-
Provisions and other liabilities	4, 11	4,600	1,289
		96,707	27,935

Non-current liabilities

Provisions and other liabilities	4, 11	39,940	29,365
Long-term debt	12	372,010	349,042
Deferred income taxes		53,235	47,465
		561,892	453,807

Equity

Share capital	13	1,767,460	1,656,350
Warrants	13	18,072	18,072
Contributed surplus		39,796	37,642
Equity component of convertible debentures		17,601	17,601
Accumulated other comprehensive income		59,851	13,469
Deficit		(264,602)	(249,688)
		1,638,178	1,493,446
		2,200,070	1,947,253

The notes are an integral part of these unaudited condensed interim consolidated financial statements.	2

Osisko Gold Royalties Ltd Consolidated Statements of Income (Loss) For the three and nine months ended September 30, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

		Three months ended September 30,		Nine months ended September 30,
		2020	2019	2020	2019
	Notes	$	$	$	$

Revenues	15	55,707	109,235	149,070	341,567

Cost of sales	15	(15,236)	(77,419)	(45,464)	(247,616)
Depletion of royalty, stream and other interests		(9,665)	(10,965)	(32,057)	(35,166)
Gross profit		30,806	20,851	71,549	58,785

Other operating expenses
General and administrative		(5,957)	(4,559)	(18,059)	(15,034)
Business development		(1,910)	(1,375)	(4,682)	(4,899)
Gain on disposal of an offtake interest		-	7,636	-	7,636
Exploration and evaluation		(32)	(48)	(108)	(139)
Impairment of assets	8	-	(60,800)	(26,300)	(99,700)

Operating income (loss)		22,907	(38,295)	22,400	(53,351)

Interest and dividend income		1,327	1,091	3,523	3,183
Finance costs		(6,440)	(5,843)	(19,938)	(17,382)
Foreign exchange (loss) gain		(419)	508	1,299	(1,104)
Share of loss of associates		(760)	(4,146)	(3,934)	(14,688)
Other gains (losses), net	15	27	(10,971)	11,462	(16,304)
Earnings (loss) before income taxes		16,642	(57,656)	14,812	(99,646)
Income tax (expense) recovery		(4,128)	11,732	(2,568)	20,626
Net earnings (loss)		12,514	(45,924)	12,244	(79,020)

Net earnings (loss) per share	16
Basic and diluted		0.08	(0.32)	0.08	(0.52)

The notes are an integral part of these unaudited condensed interim consolidated financial statements.	3

Osisko Gold Royalties Ltd Consolidated Statements of Comprehensive Income (Loss) For the three and nine months ended September 30, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$	$	$	$

Net earnings (loss)	12,514	(45,924)	12,244	(79,020)

Other comprehensive income (loss)

Items that will not be reclassified to the consolidated statement of income (loss)

Changes in fair value of financial assets at fair value through comprehensive income	14,490	(465)	34,945	7,957
Income tax effect	(1,969)	62	(4,687)	(1,019)

Share of other comprehensive income (loss) of associates	368	-	368	(352)

Items that may be reclassified to the consolidated statement of income (loss)

Cumulative translation adjustments	(10,484)	6,964	13,257	(18,051)

Disposal of an investment in an associate

Reclassification to the statements of income (loss) of the other comprehensive loss	-	-	-	695
Income tax effect	-	-	-	(92)

Other comprehensive income (loss)	2,405	6,561	43,883	(10,862)
Comprehensive income (loss)	14,919	(39,363)	56,127	(89,882)

The notes are an integral part of these unaudited condensed interim consolidated financial statements.	4

Osisko Gold Royalties Ltd Consolidated Statements of Cash Flows For the three and nine months ended September 30, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)
			Three months ended September 30,		Nine months ended September 30,
	Notes	2020	2019	2020	2019
		$	$	$	$

Operating activities
Net earnings (loss)		12,514	(45,924)	12,244	(79,020)
Adjustments for:
Share-based compensation		2,567	2,052	6,932	6,273
Depletion and amortization		9,954	11,287	33,067	36,113
Net gain on disposal of an offtake		-	(7,636)	-	(7,636)
Impairment of royalty, stream and other interests		-	60,800	26,300	99,700
Finance costs		1,888	1,817	6,638	5,291
Share of loss of associates		760	4,146	3,934	14,688
Net gain on acquisition of investments		(982)	(540)	(3,827)	(628)
Change in fair value of financial assets at fair value through profit and loss		(326)	205	(1,332)	1,399
Net gain on dilution of investments	6	-	-	(10,381)	-
Net (gain) loss on disposal of investments		-	(1,091)	(1,226)	3,136
Impairment of investments		1,281	12,500	5,304	12,500
Foreign exchange loss (gain)		391	(498)	(1,166)	1,145
Deferred income tax expense (recovery)		3,615	(12,001)	1,590	(21,267)
Other		35	(66)	110	(559)
Net cash flows provided by operating activities before changes in non-cash working capital items		31,697	25,051	78,187	71,135
Changes in non-cash working capital items	17	4,426	3,243	(2,842)	3,259
Net cash flows provided by operating activities		36,123	28,294	75,345	74,394

Investing activities
Short-term investments		(519)	(9,614)	(1,588)	(25,844)
Acquisition of investments		(8,401)	(7,359)	(42,344)	(47,896)
Proceeds on disposal of investments		7,163	71,434	10,600	129,908
Acquisition of the San Antonio gold project	4	(48,708)	-	(48,708)	-
Acquisition of royalty and stream interests		(12,512)	(43,501)	(36,879)	(71,470)
Proceeds on disposal of royalty and offtake interests		-	43,182	-	43,182
Exploration and evaluation (expenses) tax credits, net		(85)	(69)	(201)	81
Mining assets and plant and equipment		(16,072)	(15)	(42,487)	(603)
Restricted cash		4,762	-	4,762	-
Other		206	(113)	357	-
Net cash flows (used in) provided by investing activities		(74,166)	53,945	(156,488)	27,358

Financing activities
Private placement of common shares	13	-	-	85,000	-
Exercise of share options and shares issued under the share purchase plan		6,249	15,446	7,382	21,714
Increase in long-term debt		-	19,772	71,660	19,772
Financing fees		-	(490)	-	(490)
Repayment of long-term debt		-	-	-	(30,000)
Common shares acquired and cancelled through a share repurchase		-	(71,434)	-	(129,486)
Normal course issuer bid purchase of common shares		-	-	(3,933)	(11,901)
Dividends paid		(6,882)	(6,736)	(21,063)	(20,538)
Other		(74)	278	(2,840)	86
Net cash flows (used in) provided by financing activities		(707)	(43,164)	136,206	(150,843)

(Decrease) increase in cash before effects of exchange rate changes on cash		(38,750)	39,075	55,063	(49,091)
Effects of exchange rate changes on cash		(2,516)	1,038	(2,581)	(1,472)
(Decrease) increase in cash		(41,266)	40,113	52,482	(50,563)
Cash - beginning of period		201,971	83,589	108,223	174,265
Cash - end of period		160,705	123,702	160,705	123,702

Additional information related to the consolidated statements of cash flows is presented in Note 17.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.	5

Osisko Gold Royalties Ltd Consolidated Statements of Changes in Equity For the nine months ended September 30, 2020 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	Notes	Number of common shares outstanding	Share capital	Warrants	Contributed surplus	Equity component of convertible debentures	Accumulated other comprehensive income(i)	Retained Earnings (deficit)	Total
			$	$	$	$	$	$	$
Balance - January 1, 2020		156,951,952	1,656,350	18,072	37,642	17,601	13,469	(249,688)	1,493,446

Net loss		-	-	-	-	-	-	12,244	12,244
Other comprehensive income		-	-	-	-	-	43,883	-	43,883
Comprehensive income (loss)		-	-	-	-	-	43,883	12,244	56,127

Private placement	13	7,727,273	85,000	-	-	-	-	-	85,000
Acquisition of San Antonio	4	1,011,374	15,846	-	-	-	-	-	15,846
Issue costs, net of taxes of $60,000		-	(166)	-	-	-	-	-	(166)
Dividends declared		-	-	-	-	-	-	(24,482)	(24,482)
Shares issued - Dividends reinvestment plan		236,615	2,949	-	-	-	-	-	2,949
Shares issued - Employee share purchase plan		24,149	293	-	-	-	-	-	293
Share options - Shared-based compensation		-	-	-	2,336	-	-	-	2,336
Share options exercised		232,964	3,932	-	(857)	-	-	-	3,075
Replacement share options exercised		407,485	5,507	-	(1,384)	-	-	-	4,123
Restricted share units to be settled in common shares:
Share-based compensation		-	-	-	4,305	-	-	-	4,305
Settlement		145,694	1,682	-	(3,599)	-	-	(177)	(2,094)
Income tax impact		-	-	-	283	-	-	-	283
Deferred share units to be settled in common shares:
Share-based compensation		-	-	-	769	-	-	-	769
Income tax impact		-	-	-	301	-	-	-	301
Normal course issuer bid purchase of common shares	13	(429,722)	(3,933)	-	-	-	-	-	(3,933)
Transfer of realized loss on financial assets at fair value through other comprehensive income		-	-	-	-	-	2,499	(2,499)	-
Balance - September 30, 2020		166,307,784	1,767,460	18,072	39,796	17,601	59,851	(264,602)	1,638,178

(i)  As at September 30, 2020, accumulated other comprehensive loss comprises items that will not be recycled to the consolidated statement of income (loss) amounting to $13.9 million and items that may be recycled to the consolidated statement of income (loss) amounting to $46.0 million.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.	6

Osisko Gold Royalties Ltd Consolidated Statements of Changes in Equity For the nine months ended September 30, 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	Number of common shares outstanding	Share capital	Warrants	Contributed surplus	Equity component of convertible debentures	Accumulated other comprehensive income(i)	Retained earnings	Total
		$	$	$	$	$	$	$
Balance - January 1, 2019	155,443,351	1,609,162	30,901	21,230	17,601	23,499	69,202	1,771,595

Adoption of IFRS 16	-	-	-	-	-	-	(383)	(383)

Net loss	-	-	-	-	-	-	(79,020)	(79,020)
Other comprehensive loss	-	-	-	-	-	(10,862)	-	(10,862)
Comprehensive loss	-	-	-	-	-	(10,862)	(79,020)	(89,882)

Dividends declared	-	-	-	-	-	-	(22,102)	(22,102)
Shares issued - Dividends reinvestment plan	175,130	2,143	-	-	-	-	-	2,143
Shares issued - Employee share purchase plan	26,335	356	-	-	-	-	-	356
Share options:
Shared-based compensation	-	-	-	2,316	-	-	-	2,316
Exercised	1,355,531	25,119	-	(5,343)	-	-	-	19,776
Replacement share options exercised	148,984	2,632	-	(917)	-	-	-	1,715
Restricted share units to be settled in common shares:
Share-based compensation	-	-	-	2,807	-	-	-	2,807
Settlement	82,086	804	-	(1,729)	-	-	(336)	(1,261)
Income tax impact	-	-	-	75	-	-	-	75
Deferred share units to be settled in common shares:
Transfer of units from cash-settled to equity-settled	-	-	-	3,722	-	-	-	3,722
Share-based compensation	-	-	-	333	-	-	-	333
Settlement	7,875	104	-	(222)	-	-	-	(118)
Income tax impact	-	-	-	33	-	-	-	33
Normal course issuer bid purchase of common shares	(852,500)	(8,826)	-	-	-	-	(1,373)	(10,199)
Common shares acquired and cancelled through a share repurchase	(7,319,499)	(75,948)	-	(646)	-	-	(26,611)	(103,205)
Common shares deemed acquired and cancelled through a share repurchase	(5,066,218)	(52,568)	-	(447)	-	-	(18,419)	(71,434)
Warrants expired	-	-	(12,829)	12,829	-	-	-	-
Transfer of realized gain on financial assets at fair value through other comprehensive income	-	-	-	-	-	7,361	(7,361)	-
Balance - September 30, 2019	144,001,075	1,502,978	18,072	34,041	17,601	19,998	(86,403)	1,506,287

(i)  As at September 30, 2019, accumulated other comprehensive loss comprises items that will not be recycled to the consolidated statement of loss amounting to ($23.8 million) and items that may be recycled to the consolidated statement of income (loss) amounting to $43.8 million.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.	7

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

1. Nature of activities

Osisko Gold Royalties Ltd and its subsidiaries (together "Osisko" or the "Company") are engaged in the business of acquiring and managing precious metal and other high-quality royalties, streams and similar interests in Canada and worldwide. Osisko is a public company traded on the Toronto Stock Exchange and the New York Stock Exchange constituted under the Business Corporations Act (Québec) and is domiciled in the Province of Québec, Canada. The address of its registered office is 1100, avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec.

The Company owns a portfolio of royalties, streams, offtakes, options on royalty/stream financings and exclusive rights to participate in future royalty/stream financings on various projects. The Company's cornerstone asset is a 5% net smelter return ("NSR") royalty on the Canadian Malartic mine, located in Canada. In addition, the Company owns the Cariboo gold project in Canada and invests in equities of exploration and development companies (please refer to Note 21 for the spin-out transaction of the mining assets and certain equity investments of Osisko and the creation of Osisko Development Corp.).

2. Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2019, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies, methods of computation and presentation applied in these unaudited condensed interim consolidated financial statements are consistent with those of the previous financial year, except as otherwise disclosed in Note 3. The Board of Directors approved the interim condensed consolidated financial statements on November 9, 2020.

Uncertainty due to COVID-19

The duration and full financial effect of the COVID-19 pandemic is unknown at this time, as are the measures taken by governments, companies and others to attempt to reduce the spread of COVID-19. Any estimate of the length and severity of these developments is therefore subject to significant uncertainty, and accordingly estimates of the extent to which the COVID-19 may materially and adversely affect the Company's operations, financial results and condition in future periods are also subject to significant uncertainty. Several of Osisko's operating counterparties announced temporary operational restrictions during the first and second quarter of 2020 due to the ongoing COVID-19 pandemic, including reduced activities and operations placed on care and maintenance. As of September 30, 2020, all operators have restarted their activities and most have reached their pre-COVID-19 level of operations. However, in the current environment, the assumptions and judgements made by the Company are subject to greater variability than normal, which could in the future significantly affect judgments, estimates and assumptions made by management as they relate to potential impact of the COVID-19 and could lead to a material adjustment to the carrying value of the assets or liabilities affected. The impact of current uncertainty on judgments, estimates and assumptions extends, but is not limited to, the Company's valuation of its long-term assets, including the assessment for impairment and impairment reversal. Actual results may differ materially from these estimates.

3. New accounting standard

Amendments to IAS 1 Presentation of Financial Statements

The IASB has made amendments to IAS 1 Presentation of Financial Statements which use a consistent definition of materiality throughout IFRS and the Conceptual Framework for Financial Reporting, clarify when information is material and incorporate some of the guidance in IAS 1 about immaterial information.  In particular, the amendments clarify that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity. Materiality depends on the nature or magnitude of information, or both. An entity assesses whether information, either individually or in combination with other information, is material in the context of its financial statements taken as a whole. The Company adopted IAS 1 on January 1, 2020, which did not have a significant impact on the consolidated financial statements disclosures.

8

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4. Acquisition of the San Antonio gold project

In August 2020, Osisko acquired the San Antonio gold project in the state of Sonora in Mexico for US$42.0 million. An amount of US$30.0 million was paid in cash by Osisko and the remaining US$12.0 million was paid through the issuance of common shares of Osisko. A total of 1,011,374 Osisko common shares were issued and valued at $15.8 million, based on the closing price of the Company's common shares on the transaction date. Transaction costs amounted to $5.9 million.

In accordance with IFRS 3 Business Combinations, the transaction has been recorded as an acquisition of assets as the acquired assets and assumed liabilities did not met the definition of a business.

The total purchase price of $68.1 million was allocated to the assets acquired and the liabilities assumed based on the relative fair value at the closing date of the transaction. All financial assets acquired and financial liabilities assumed were recorded at fair value.

The purchase price was calculated as follows:

Consideration paid	$

Issuance of 1,011,374 common shares	15,846
Cash consideration	40,015
Value-added tax paid on acquisition of assets	6,328
Osisko's transaction costs	5,865
68,054

Net assets acquired	$

Inventories	8,584
Inventories - non-current (1)	18,723
Other non-current assets	6,328
Mining interests and plant and equipment	55,089
Accounts payable and accrued liabilities	(11,369)
Provision and other liabilities	(9,301)
68,054

(1) The inventory balance associated with the ore that is not expected to be processed within 12 months is classified as non-current and is recorded in the other assets line item on the consolidated balance sheets.

5. Cash

As at September 30, 2020 and December 31, 2019, cash held in U.S. dollars amounted respectively to US$78.0 million ($104.0 million) and US$73.5 million ($95.5 million).

9

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

6. Investments in associates

Nine months ended		Year ended
	September 30, 2020	December 31, 2019
	$	$
Balance - Beginning of period	103,640	304,911
Acquisitions (i)	14,954	37,335
Exercise of warrants	-	2,209
Share of loss and comprehensive loss, net	(3,566)	(22,209)
Net gain (loss) on ownership dilution (i)	10,381	(3,687)
Disposals	-	(84,293)
Loss on disposals	-	(2,440)
Deemed disposal	-	(77,123)
Gain (loss) on deemed disposals	1,226	(24,255)
Impairment	-	(12,500)
Transfers to other investments	(2,689)	(9,676)
Deemed repurchase of Osisko common shares held by an associate	-	(6,100)
Other	-	1,468
Balance - End of period	123,946	103,640

(i) In June 2020, Osisko participated in a private placement completed by Osisko Mining and invested an additional $14.8 million to acquire 4,054,000 units, each unit being comprised of one common share and one-half of one common share purchase warrants (each full warrant allowing its holder to acquire one common share of Osisko Mining for $5.25 for a period of 18 months following the closing of the transaction). The acquisition price was allocated to the investments in associates ($13.6 million) and warrants ($1.2 million). Following the closing of the private placement, Osisko's interest in Osisko Mining was reduced from 15.8% to 14.7%. As a result, a gain on ownership dilution of $10.4 million was recorded under Other gains (losses), net on the statement of income (loss) for the nine months ended September 30, 2020.

10

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

7. Other investments

	Nine months ended	Year ended
	September 30, 2020	December 31, 2019
	$	$
Fair value through profit or loss (warrants)
Balance - Beginning of period	1,700	3,348
Acquisitions	2,543	1,085
Exercise	(340)	(1,055)
Change in fair value	1,332	(1,089)
Deemed disposal	-	(589)
Balance - End of period	5,235	1,700

Fair value through other comprehensive income (shares)
Balance - Beginning of period	57,409	104,055
Acquisitions	18,102	27,259
Transfer from associates	2,689	9,676
Change in fair value	34,945	13,287
Exercise of warrants	452	-
Disposals through a share repurchase	-	(90,546)
Disposals	(10,600)	(6,322)
Balance - End of period	102,997	57,409

Amortized cost
Balance - Beginning of period	8,777	2,200
Acquisitions	10,422	8,777
Transfer to short-term investments	-	(2,200)
Impairments	(4,398)	-
Foreign exchange revaluation impact	53	-
Balance - End of period	14,854	8,777
Total	123,086	67,886

Other investments comprise common shares, warrants and notes receivable, mostly from Canadian publicly traded companies and loans receivables from two private companies, which are holding the Renard diamond mine and the Amulsar gold project (the loans related to the Amulsar gold project were written-off).

11

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

8. Royalty, stream and other interests

		Nine months ended September 30, 2020
	Royalty interests	Stream interests	Offtake interests	Total
	$	$	$	$
Balance - Beginning of period	627,567	483,164	19,781	1,130,512
Additions	24,962	11,917	-	36,879
Disposal	(357)	-	-	(357)
Depletion	(15,761)	(15,592)	(704)	(32,057)
Impairment	-	(26,300)	-	(26,300)
Translation adjustments	2,527	9,603	546	12,676
Balance - End of period	638,938	462,792	19,623	1,121,353

Producing
Cost	623,064	525,531	19,300	1,167,895
Accumulated depletion and impairment	(360,205)	(184,338)	(14,045)	(558,588)
Net book value - End of period	262,859	341,193	5,255	609,307

Development
Cost	186,523	175,497	32,743	394,763
Accumulated depletion and impairment	(501)	(53,898)	(27,802)	(82,201)
Net book value - End of period	186,022	121,599	4,941	312,562

Exploration and evaluation
Cost	190,763	-	9,427	200,190
Accumulated depletion	(706)	-	-	(706)
Net book value - End of period	190,057	-	9,427	199,484

Total net book value - End of period	638,938	462,792	19,623	1,121,353

Main acquisition - 2020

In April 2020, the Company announced an amendment to its silver stream with respect to the Gibraltar copper mine, located in British Columbia, Canada, which is operated by a wholly-owned subsidiary of Taseko Mines Limited ("Taseko"). Osisko and Taseko have amended the silver stream by reducing the price paid by Osisko for each ounce of refined silver from US$2.75 to nil in exchange for cash consideration of $8.5 million to Taseko.

In August 2020, the Company announced a definitive agreement with Caisse de dépôt et placement du Québec to acquire the outstanding 15% ownership in a portfolio of Canadian precious metals royalties for cash consideration of $12.5 million. The 15% interest represents the remaining portion of the portfolio of royalties purchased from Teck Resources Ltd. in October 2015, including the NSR royalties on the Island Gold and Lamaque mines.

Impairment - 2020

Renard mine diamond stream (Stornoway Diamonds (Canada) Inc.)

In March 2020, the selling price of diamonds decreased significantly as a result of the impact of the COVID-19 pandemic on the diamond market. On March 24, 2020, activities at the Renard diamond mine were suspended and on April 15, 2020, despite the announcement by the Government of Québec to include mining activities as an essential service, the operator of the Renard diamond mine announced the extension of the care and maintenance period of its operations due to depressed diamond market conditions. These were considered as indicators of impairment among other facts and circumstances and, accordingly, management performed an impairment assessment as at March 31, 2020. The Company recorded an impairment charge of $26.3 million ($19.3 million, net of income taxes) on the Renard diamond stream during the three months ended March 31, 2020.

12

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

8. Royalty, stream and other interests (continued)

Impairment - 2020 (continued)

Renard mine diamond stream (Stornoway Diamonds (Canada) Inc.) (continued)

On March 31, 2020, the Renard diamond stream was written down to its estimated recoverable amount of $40.0 million, which was determined by the value-in-use using discounted cash-flows approaches and estimated probabilities of different restart scenarios. The main valuation inputs used were the cash flows expected to be generated by the sale of diamonds from the Renard diamond stream over the estimated life of the Renard diamond mine, based on expected long-term diamond prices per carat, a post-tax real discount rate of 8.1% and weighted probabilities of different restart scenarios.

A sensitivity analysis was performed by management for the long-term diamond price, the post-tax real discount rate and the weighting of the different scenarios. If the long-term diamond price per carat applied to the cash flow projections had been 10% lower than management's estimates, the Company would have recognized an additional impairment charge of $4.1 million ($3.0 million, net of income taxes). If the post-tax real discount rate applied to the cash flow projections had been 100 basis points higher than management's estimates, the Company would have recognized an additional impairment charge of $1.9 million ($1.4 million, net of income taxes). If the probabilities of the different restart scenarios had been 10% more negative than management's estimates, the Company would have recognized an additional impairment charge of $5.5 million ($4.0 million, net of taxes).

		Year ended December 31, 2019
	Royalty interests	Stream interests	Offtake interests	Total
	$	$	$	$
Balance - January 1	707,723	606,410	100,535	1,414,668
Acquisitions	41,529	48,573	-	90,102
NSR royalty on the Cariboo property owned prior to the acquisition of Barkerville Gold Mines Ltd.	(56,070)	-	-	(56,070)
Transfer	(10,000)	10,000	-	-
Disposal	(2,277)	-	(47,116)	(49,393)
Depletion	(20,908)	(23,335)	(2,766)	(47,009)
Impairment	(27,689)	(138,689)	(27,213)	(193,591)
Translation adjustments	(4,741)	(19,795)	(3,659)	(28,195)
Balance - December 31	627,567	483,164	19,781	1,130,512

Producing
Cost	604,950	509,179	18,792	1,132,921
Accumulated depletion and impairment	(343,677)	(141,826)	(13,001)	(498,504)
Net book value - December 31	261,273	367,353	5,791	634,417

Development
Cost	186,137	168,290	31,881	386,308
Accumulated depletion and impairment	(501)	(52,479)	(27,070)	(80,050)
Net book value - December 31	185,636	115,811	4,811	306,258

Exploration and evaluation
Cost	182,001	-	9,179	191,180
Accumulated depletion	(1,343)	-	-	(1,343)
Net book value - December 31	180,658	-	9,179	189,837

Total net book value - December 31	627,567	483,164	19,781	1,130,512

13

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

9. Mining interests and plant and equipment

	Nine months ended September 30, 2020			Year ended December 31, 2019
	Mining interests	Plant and equipment	Total	Mining interests	Plant and equipment	Total
	$	$	$	$	$	$

Net book value - Beginning of period	320,008	23,685	343,693	-	189	189
Adoption of IFRS 16	-	-	-	-	9,432	9,432
Acquisition of the San Antonio gold project (Note 4)	53,759	1,330	55,089	-	-	-
Acquisition of Barkerville Gold Mines Ltd.	-	-	-	258,153	13,968	272,121
NSR royalty held on the Cariboo property prior to the acquisition of Barkerville Gold Mines Ltd.	-	-	-	56,070	-	56,070
Additions	43,319	384	43,703	5,555	1,595	7,150
Investment tax credits	(2,735)	-	(2,735)	-	-	-
Environmental rehabilitation asset	4,176	-	4,176
Depreciation	-	(4,060)	(4,060)	-	(1,499)	(1,499)
Depreciation capitalized	3,034	-	3,034	230	-	230
Share-based compensation capitalized	471	-	471
Net book value - End of period	422,032	21,339	443,371	320,008	23,685	343,693

Closing balance
Cost	422,032	27,395	449,427	320,008	25,681	345,689
Accumulated depreciation	-	(6,056)	(6,056)	-	(1,996)	(1,996)
Net book value	422,032	21,339	443,371	320,008	23,685	343,693

10. Exploration and evaluation

	Nine months ended September 30, 2020	Year ended December 31, 2019
	$	$
Net book value - Beginning of period	42,949	95,002
Additions	201	221
Transfer to royalty, stream and other interests	-	(2,288)
Impairments	-	(49,986)
Net book value - End of period	43,150	42,949
Closing balance
Cost	101,340	101,139
Accumulated impairment	(58,190)	(58,190)
Net book value	43,150	42,949

14

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

11. Provisions and other liabilities

	Nine months ended September 30, 2020					Year ended December 31, 2019
	Environmental rehabilitation(i)	Lease liabilities	Total	Restricted share units	Deferred share units	Environmental Rehabilitation(i)	Lease liabilities	Total
	$	$	$	$	$	$	$	$
Balance - Beginning of period	20,527	10,127	30,654	32	3,462	-	-	3,494
Acquisition of the San Antonio gold project (note 4)	9,301	-	9,301	-	-	-	-	-
Acquisition of Barkerville Gold Mines Ltd.	-	-	-	-	-	20,549	-	20,549
Adoption of IFRS 16	-	-	-	-	-	-	10,893	10,893
New liabilities	4,176	-	4,176	11	416	-	-	427
Revision of estimates	480	-	480	2	388	(111)	-	279
Accretion	523	-	523	-	-	89	-	89
Settlement/payments of liabilities	-	(594)	(594)	(45)	(544)	-	(766)	(1,355)
DSU to be settled in equity	-	-	-	-	(3,722)	-	-	(3,722)
Balance - End of period	35,007	9,533	44,540	-	-	20,527	10,127	30,654
Current portion	3,776	824	4,600	-	-	493	796	1,289
Non-current portion	31,231	8,709	39,940	-	-	20,034	9,331	29,365
	35,007	9,533	44,540	-	-	20,527	10,127	30,654

(i) The environmental rehabilitation provision represents the legal and contractual obligations associated with the eventual closure of the Company's mining interests, plant and equipment and exploration and evaluation assets. As at September 30, 2020, the estimated inflation-adjusted undiscounted cash flows required to settle the environmental rehabilitation amounts to $37.1 million. The weighted average actualization rate used is 3.3% and the disbursements are expected to be made from 2020 to 2030 as per the current closure plans.

12. Long-term debt

The movements in the long-term debt are as follows:

	Nine months ended	Year ended
	September 30, 2020	December 31, 2019
	$	$
Balance - Beginning of period	349,042	352,769
Increase in revolving credit facility	71,660	19,772
Decrease in revolving credit facility	-	(30,000)
Amortization of transaction costs	1,668	2,134
Accretion expense	3,659	4,657
Foreign exchange revaluation impact	(4,439)	(290)
Balance - End of period	421,590	349,042

15

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

12. Long-term debt (continued)

The summary of the long-term debt is as follows:

	September 30,	December 31,
	2020	2019
	$	$

Convertible debentures(i),(ii)	350,000	350,000
Revolving credit facility(iii)	86,703	19,482
Long-term debt	436,703	369,482
Unamortized debt issuance costs	(5,065)	(6,733)
Unamortized accretion on convertible debentures	(10,048)	(13,707)
Long-term debt, net of issuance costs	421,590	349,042
Current portion	49,580	-
Non-current portion	372,010	349,042
	421,590	349,042

(i) Convertible debenture (2016)

In February 2016, the Company issued a senior non-guaranteed convertible debenture of $50.0 million to Investissement Québec. The convertible debenture bears interest at a rate of 4.0% per annum payable on a quarterly basis and has a five-year term maturing on February 12, 2021. Investissement Québec will be entitled, at its option, to convert the debenture into common shares of the Company at a price of $19.08 at any time during the term of the debenture.

(ii) Convertible debentures (2017)

In November 2017, the Company closed a bought-deal offering of convertible senior unsecured debentures (the "Debentures") in an aggregate principal of $300.0 million (the "Offering"). The Offering was comprised of a public offering, by way of a short form prospectus, of $184.0 million aggregate principal amount of Debentures and a private placement offering of $116.0 million aggregate principal amount of Debentures.

The Debentures bear interest at a rate of 4.0% per annum, payable semi-annually on June 30 and December 31 of each year, commencing on June 30, 2018. The Debentures will be convertible at the holder's option into common shares of the Company at a conversion price equal to $22.89 per common share. The Debentures will mature on December 31, 2022 and may be redeemed by Osisko, in certain circumstances, on or after December 31, 2020. The Debentures are listed for trading on the TSX under the symbol "OR.DB".

(iii) Revolving credit facility

The revolving credit facility (the "Facility") allows the Company to borrow up to $400.0 million, with an additional uncommitted accordion of up to $100.0 million, for a total availability of up to $500.0 million. The uncommitted accordion is subject to standard due diligence procedures and acceptance of the lenders. The Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of royalty, stream and other interests. The Facility is secured by the Company's assets, present and future (including the royalty, stream and other interests), and has a maturity date of November 14, 2023.

16

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

12. Long-term debt (continued)

(iii) Revolving credit facility (continued)

The Facility is subject to standby fees. Funds drawn bear interest based on the base rate, prime rate or London Inter-Bank Offer Rate ("LIBOR") plus an applicable margin depending on the Company's leverage ratio. As at September 30, 2020, the Facility was drawn for US$65.0 million ($86.7 million) and the effective interest rate was 2.5%, including the applicable margin. The Facility includes covenants that require the Company to maintain certain financial ratios, including the Company's leverage ratios and meet certain non-financial requirements.  As at September 30, 2020, all such ratios and requirements were met.

13. Share capital and warrants

Private Placement with Investissement Québec

In April 2020, the Company completed a private placement of 7,727,273 common shares at a price of $11.00 per common share for total gross proceeds of $85.0 million (the "Private Placement") with Investissement Québec. The net proceeds from the Private Placement will be used for general working capital purposes. The common shares issued under the Private Placement are subject to a four-month hold period from the date of issuance.

Acquisition of the San Antonio gold project

In August 2020, Osisko acquired the San Antonio gold project (Note 4) in the state of Sonora in Mexico. As part of the acquisition, a total of 1,011,374 common shares of Osisko were issued and valued at $15.8 million, based on the closing price of the Company's common shares on the transaction date.

Normal Course Issuer Bid

In December 2019, Osisko renewed its normal course issuer bid ("NCIB") program. Under the terms of the 2019 NCIB program, Osisko may acquire up to 13,681,732 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2019 NCIB program are authorized until December 11, 2020. Daily purchases will be limited to 126,674 common shares, other than block purchase exemptions, representing 25% of the average daily trading volume of the common shares on the TSX for the six-month period ending November 30, 2019, being 506,698 Common Shares.

During the three months ended March 31, 2020, the Company purchased for cancellation a total of 429,722 common shares under the 2019 NCIB program for $3.9 million (average acquisition price per share of $9.15). The Company did not purchase any common shares under the 2019 NCIB program during the three months ended June 30, 2020 and September 30, 2020.

Dividends

The following table provides details on the dividends declared for the nine months ended September 30, 2020:

Declaration date	Dividend per share	Record date	Payment date	Dividend payable	Dividend reinvestment plan(i)
	$			$

February 19, 2020	0.05	March 31, 2020	April 15, 2020	7,879,000	24,809,311
May 12, 2020	0.05	June 30, 2020	July 15, 2020	8,259,000	27,492,302
August 5, 2020	0.05	September 30, 2020	October 15, 2020	8,341,000	9,822,963
	0.15			24,479,000

(i) Number of common shares held by shareholders participating in the dividend reinvestment plan ("DRIP").

17

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

13. Share capital and warrants (continued)

Dividends (continued)

During the three and nine months ended September 30, 2020, the Company issued respectively 98,320 and 236,615 common shares under the DRIP, at a discount rate of 3%. As at September 30, 2020, the holders of 9,822,963 common shares had elected to participate in the DRIP, representing dividends payable of $0.5 million. Therefore, 31,558 common shares were issued on October 15, 2020 at a discount rate of 3%.

Warrants

The following table summarizes the Company's movements for the warrants outstanding:

	Nine months ended September 30, 2020			Year ended December 31, 2019
			Weighted			Weighted
			average			average
	Number of		exercise	Number of		exercise
	Warrants(i)	Amount	price	Warrants	Amount	price
		$	$		$	$
Balance - Beginning of period	5,480,000	18,072	36.50	11,195,500	30,901	27.61
Expired	-	-	-	(5,715,500)	(12,829)	19.08
Balance - End of period	5,480,000	18,072	36.50	5,480,000	18,072	36.50

(i) 5,480,000 warrants entitling the holder to purchase one common share of Osisko at a price of $36.50 until March 5, 2022.

14. Share-based compensation

Share options

The following table summarizes information about the movement of the share options outstanding:

	Nine months ended September 30, 2020		Year ended December 31, 2019
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$
Balance - Beginning of period	4,939,344	14.40	4,305,980	14.49
Granted(i)	1,201,100	13.51	1,292,200	13.51
Issued - Barkerville replacement share options(ii)	-	-	1,005,478	14.89
Exercised	(640,449)	11.24	(1,504,515)	14.29
Forfeited	(201,934)	13.70	(151,800)	13.74
Expired	(791,451)	15.94	(7,999)	15.80
Balance - End of period	4,506,610	14.34	4,939,344	14.40
Options exercisable - End of period	2,270,278	15.26	2,988,713	14.87

(i) Options were granted to officers, management, employees and/or consultants.

(ii) Share options issued as replacement share options following the acquisition of Barkerville Gold Mines Ltd. in 2019.

18

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

14. Share-based compensation (continued)

Share options (continued)

The weighted average share price when share options were exercised during the nine months ended September 30, 2020 was $14.99 ($16.24 for the year ended December 31, 2019).

The following table summarizes the Company's share options outstanding as at September 30, 2020:

		Options outstanding		Options exercisable
			Weighted
			average
		Weighted	remaining		Weighted
Exercise		average	contractual		average
price range	Number	exercise price	life (years)	Number	exercise price
$		$			$
6.94 - 9.98	7,637	7.80	0.52	7,637	7.80
10.58 - 12.97	921,873	12.71	3.61	433,839	12.66
13.10 - 14.78	2,639,514	13.55	3.34	921,216	13.55
15.97 - 18.07	801,926	16.84	1.85	771,926	16.87
24.72 - 27.77	135,660	26.45	1.09	135,660	26.45
	4,506,610	14.34	3.06	2,270,278	15.26

Share options - Fair value

The options, when granted, are accounted for at their fair value determined by the Black-Scholes option pricing model based on the vesting period and on the following weighted average assumptions:

	Nine months ended September 30, 2020	Year ended December 31, 2019
Dividend per share	1%	1%
Expected volatility	39%	34%
Risk-free interest rate	0.3%	1.6%
Expected life	46 months	49 months
Weighted average share price	$13.51	$13.51
Weighted average fair value of options granted	$3.56	$3.41

The fair value of the share options is recognized as compensation expense over the vesting period. For the three and nine months ended September 30, 2020, the total share-based compensation related to share options amounted to $1.0 million and $2.3 million, respectively ($0.8 million and $2.3 million for the three and nine months ended September 30, 2019), including $0.1 million and $0.2 million capitalized to mining assets and plant and equipment expenses during the three and nine months ended September 30, 2020, respectively.

19

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

14. Share-based compensation (continued)

Deferred and restricted share units

The following table summarizes information about the DSU and RSU movements:

	Nine months ended September 30, 2020		Year ended December 31, 2019
	DSU(i) (equity)	RSU(ii) (equity)	DSU (cash)	DSU (equity)	RSU (cash)	RSU (equity)

Balance - Beginning of period	325,207	1,190,038	317,209	-	3,046	848,759
Granted	97,995	504,560	-	66,000	-	592,300
Reinvested dividends	4,254	13,199	2,352	2,529	23	14,600
Settled	-	(314,337)	(37,185)	(16,866)	(3,069)	(176,704)
Transfer from cash-settled to equity-settled	-	-	(282,376)	282,376	-	-
Forfeited	-	(103,440)	-	(8,832)	-	(88,917)
Balance - End of period	427,456	1,290,020	-	325,207	-	1,190,038
Balance - Vested	329,056	-	-	267,565	-	70,320

(i) Unless otherwise decided by the board of directors of the Company, the DSU vest the day prior to the next annual general meeting and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company, to each director when he or she leaves the board or is not re-elected. The value of the payout is determined by multiplying the number of DSU expected to be vested at the payout date by the closing price of the Company's shares on the day prior to the grant date. The fair value is recognized over the vesting period. On the settlement date, one common share will be issued for each DSU, after deducting any income taxes payable on the benefit earned by the director that must be remitted by the Company to the tax authorities.

(ii) On December 31, 2019, 150,000 RSU were granted to an officer (with a value of $12.70 per RSU) and will vest and be payable in equal tranches over a three-year period (1/3 per year), in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company. An additional 75,000 RSU were also granted (with a value of $12.70 per RSU) and vested during the three months ended March 31, 2020 following the acquisition by the officer of a total of 75,000 common shares of the Company. A total of 34,852 common shares were issued to the officer (after deducting the income taxes payable on the benefit earned by the employee that must be remitted by the Company to the tax authorities).

The remaining RSU vest and are payable in common shares, cash or a combination of common shares and cash, at the sole discretion of the Company, three years after the grant date, one half of which depends on the achievement of certain performance measures.

The value of the payout is determined by multiplying the number of RSU expected to be vested at the payout date by the closing price of the Company's shares on the day prior to the grant date. The fair value is recognized over the vesting period and is adjusted in function of the applicable terms for the performance-based components, when applicable. On the settlement date, one common share is issued for each RSU, after deducting any income taxes payable on the benefit earned by the employee that must be remitted by the Company to the tax authorities.

The total share-based compensation related to the DSU and RSU plans for the three and nine months ended September 30, 2020 amounted to $1.9 million and $5.1 million, respectively ($1.2 million and $4.0 million for the three and nine months ended September 30, 2019, respectively), including $0.2 million and $0.3 million capitalized to mining assets and plant and equipment expenses during the three and nine months ended September 30, 2020, respectively.

20

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

15. Additional information on the consolidated statements of income (loss)

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$	$	$	$

Revenues

Royalty interests	30,289	23,465	76,912	70,819
Stream interests	10,954	10,456	30,898	30,383
Offtake interests	14,464	75,314	41,260	240,365
	55,707	109,235	149,070	341,567

Cost of sales

Royalty interests	151	103	418	254
Stream interests	1,347	3,016	5,932	9,910
Offtake interests	13,738	74,300	39,114	237,452
	15,236	77,419	45,464	247,616

Other gains (losses), net

Change in fair value of financial assets at fair value through profit and loss	326	(205)	1,332	(1,399)
Net gain on dilution of investments in associates	-	103	10,381	103
Net gain on acquisition of investments(i)	982	540	3,827	628
Net gain (loss) on disposal of investments	-	1,091	1,226	(3,136)
Impairment of short-term investments and other investments	(1,281)	(12,500)	(5,304)	(12,500)
	27	(10,971)	11,462	(16,304)

(i)  Represents changes in the fair value of the underlying investments between the respective subscription dates and the closing dates.

21

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

16. Net earnings (loss) per share

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$	$	$	$

Net earnings (loss)	12,514	(45,924)	12,244	(79,020)

Basic weighted average number of common shares outstanding (in thousands)	166,110	144,446	162,321	151,570
Dilutive effect of share options	287	-	91	-
Diluted weighted average number of common shares	166,397	144,446	162,412	151,570

Net earnings (loss) per share
Basic and diluted	0.08	(0.32)	0.08	(0.52)

For the three months ended September 30, 2020, 2,130,686 share options, 5,480,000 outstanding warrants and the 15,726,705 common shares underlying the convertible debentures were excluded from the computation of diluted earnings per share as their effect was anti-dilutive. For the nine months ended September 30, 2020, 3,769,019 share options, 5,480,000 outstanding warrants and the 15,726,705 common shares underlying the convertible debentures were excluded from the computation of diluted earnings per share as their effect was anti-dilutive.

As a result of the net loss for the three and nine months ended September 30, 2019, all potentially dilutive common shares are deemed to be antidilutive and thus diluted net loss per share is equal to the basic net loss per share.

17. Additional information on the consolidated statements of cash flows

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$	$	$	$

Interests received measured using the effective rate method	489	570	997	1,981
Interests paid on long-term debt	1,408	857	10,007	8,609
Dividends received	-	50	-	150
Income taxes paid	513	135	978	507

Changes in non-cash working capital items
(Increase) decrease in accounts receivable	(464)	7,923	(2,633)	5,359
Decrease (increase) in other current assets	1,249	(322)	543	(274)
Increase (decrease) in accounts payable and accrued liabilities	3,641	(4,358)	(752)	(1,826)
	4,426	3,243	(2,842)	3,259

22

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

18. Fair value of financial instruments

The following table provides information about financial assets measured at fair value in the consolidated balance sheets and categorized by level according to the significance of the inputs used in making the measurements.

Level 1- Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2- Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3- Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

			September 30, 2020
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements

Financial assets at fair value through profit or loss(i)
Warrants on equity securities
Publicly traded mining exploration and development companies
Precious metals	-	-	3,957	3,957
Other minerals	-	-	1,278	1,278
Financial assets at fair value through other comprehensive income(i)
Equity securities
Publicly traded mining exploration and development companies
Precious metals	91,126	-	-	91,126
Other minerals	11,871	-	-	11,871
	102,997	-	5,235	108,232

				December 31, 2019
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements

Financial assets at fair value through profit or loss(i)
Warrants on equity securities
Publicly traded mining exploration and development companies
Precious metals	-	-	1,067	1,067
Other minerals	-	-	633	633
Financial assets at fair value through other
comprehensive income (loss)(i)
Equity securities
Publicly traded mining exploration and development companies
Precious metals	48,295	-	-	48,295
Other minerals	9,114	-	-	9,114
	57,409	-	1,700	59,109

(i) On the basis of its analysis of the nature, characteristics and risks of equity securities, the Company has determined that presenting them by industry and type of investment is appropriate.

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Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

18. Fair value of financial instruments (continued)

During the three and nine months ended September 30, 2020 and 2019, there were no transfers among Level 1, Level 2 and Level 3.

The following table presents the changes in the Level 3 investments (warrants and investments in private companies) for the nine months ended September 30, 2020 and 2019:

	2020	2019
	$	$

Balance - Beginning of period	1,700	59,600
Acquisitions	2,543	2,309
Warrants exercised	(340)	(1,055)
Disposal	-	(58,051)
Change in fair value - warrants exercised(i)	119	(250)
Change in fair value - warrants expired(i)	-	(165)
Change in fair value - warrants and investments held at the end of the period(i)	1,213	(984)
Balance - End of period	5,235	1,404

(i) Recognized in the consolidated statements of income (loss) under other gains (losses), net (for warrants) and in the consolidated statements of other comprehensive income (loss) under changes in fair value of financial assets at fair value through comprehensive income (loss) (for investments in private companies).

The following table presents the carrying amount and the fair value of the long-term debt, categorized as Levels 1 and 2, as at September 30, 2020:

	September 30, 2020
	Fair value	Carrying amount
	$	$

Long-term debt - Level 1	312,000	285,307
Long-term debt - Level 2	136,613	136,283
	448,613	421,590

Determination of the fair value of financial instruments

For a description of the valuation techniques and the data used to determine the fair value of the main financial instruments, refer to Note 4 "Significant accounting policies" of the 2019 annual consolidated financial statements. No material changes were made to our techniques for measuring fair value as at September 30, 2020. The Company has controls and procedures in place to ensure that the valuation of financial instruments is appropriate and reliable.

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Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

19. Segment disclosure

The chief operating decision-maker organizes and manages the business under two operating segments: (i) acquiring and managing precious metal and other royalties, streams and similar interests, and (ii) the exploration, evaluation and development of mining projects. All of the Company's assets and revenues are attributable to the precious metal and other royalties, streams and similar interests operating segment, with the exception of mining interests, plant and equipment (other than right-of-use assets), and exploration and evaluation assets, which are attributable to the exploration and development of mining projects operating segment.

Royalty, stream and other interests - Geographic revenues

All of the Company's revenues are attributable to the precious metal and other royalties, streams and similar interests operating segment. Geographic revenues from the sale of metals and diamonds received or acquired from in-kind royalties, streams and other interests are determined by the location of the mining operations giving rise to the royalty, stream or other interest. For the nine months ended September 30, 2020 and 2019, royalty, stream and other interest revenues were mainly earned from the following jurisdictions:

	North America(i)	South America	Australia	Africa	Europe	Total
	$	$	$	$	$	$

2020

Royalties	73,207	362	52	3,291	-	76,912
Streams	8,527	13,960	1,449	-	6,962	30,898
Offtakes	41,260	-	-	-	-	41,260

	122,994	14,322	1,501	3,291	6,962	149,070

2019

Royalties	67,731	228	47	2,813	-	70,819
Streams	15,485	8,087	1,244	-	5,567	30,383
Offtakes	240,365	-	-	-	-	240,365

	323,581	8,315	1,291	2,813	5,567	341,567

(i)    66% of revenues from North America were generated from Canada and the United States for the nine months ended September 30, 2020 (91% for the nine months ended September 30, 2019).

For the nine months ended September 30, 2020, one royalty interest generated revenues of $46.5 million ($45.1 million for the nine months ended September 30, 2019), which (excluding revenues generated from the offtake interests) represented 43% of revenues (43% of revenues for the nine months ended September 30, 2019).

For the nine months ended September 30, 2020, revenues generated from precious metals and diamonds represented 95% and 3% of revenues, respectively (93% and 4% excluding offtakes, respectively). For the nine months ended September 30, 2019, revenues generated from precious metals and diamonds represented 95% and 4% of revenues, respectively (84% and 14% excluding offtakes, respectively).

25

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

19. Segment disclosure (continued)

Royalty, stream and other interests, net - Geographic net assets

The following table summarizes the royalty, stream and other interests by country, as at September 30, 2020 and December 31, 2019, which is based on the location of the property related to the royalty, stream or other interests:

	North America(i)	South America	Australia	Africa	Asia	Europe	Total
	$	$	$	$	$	$	$

September 30, 2020

Royalties	573,629	31,524	9,924	8,646	-	15,215	638,938
Streams	178,140	195,131	1,838	-	29,746	57,937	462,792
Offtakes	6,177	-	8,506	-	4,940	-	19,623

	757,946	226,655	20,268	8,646	34,686	73,152	1,121,353

December 31, 2019

Royalties	560,246	31,657	9,961	10,488	-	15,215	627,567
Streams	194,344	198,021	2,435	-	28,963	59,401	483,164
Offtakes	6,689	-	8,282	-	4,810	-	19,781

	761,279	229,678	20,678	10,488	33,773	74,616	1,130,512

(i) 96% of net interests from North America are located in Canada and the United States as at September 30, 2020 and December 31, 2019.

Exploration, evaluation and development of mining projects

The assets and expenses related to the exploration, evaluation and development of mining projects are located in Canada and in Mexico, and are detailed as follow as at September 30, 2020 and December 31, 2019 and for the nine months ended September 30, 2020 and 2019:

	September 30, 2020	December 31, 2019
	$	$
Assets
Inventories (Mexico)	27,307	-
Inventories (Canada)	1,685	1,656
Mining interests, plant and equipment (Canada)	388,282	343,693
Mining interests, plant and equipment (Mexico)	55,089	-
Exploration and evaluation assets (Canada)	41,711	41,725
Exploration and evaluation assets (Mexico)	1,439	1,224
	515,513	388,298

	Nine months ended September 30,
	2020	2019
	$	$
Expenses
Exploration and evaluation (Canada)	108	139

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Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

20. Related party transactions

During the three and nine months ended September 30, 2020 and 2019, the following amounts were invoiced by Osisko to associates for recoveries of costs related to professional services and access to offices and are reflected as a reduction of general and administrative expenses and business development expenses in the consolidated statements of income (loss):

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
	$	$	$	$
Amounts invoiced to associates as a reduction of:
General and administrative expenses	281	294	833	693
Business development expenses	173	705	729	1,871
Total amounts invoiced to associates	454	999	1,562	2,564

An amount of $0.9 million (including sales taxes) is receivable from associates and included in amounts receivable as at September 30, 2020 ($0.5 million as at December 31, 2019).

During the three and nine months ended September 30, 2020, interest revenues of $0.7 million and $2.0 million ($0.2 million and $0.5 million during the three and nine months ended September 30, 2019) were accounted for with regards to notes receivable from associates. As at September 30, 2020, interests receivable from associates of $2.9 million are included in amounts receivable ($0.9 million as at December 31, 2019). Loans and notes receivable from associates amounted to $30.8 million as at September 30, 2020 ($24.7 million as at December 31, 2019) and are included in short-term investments and other investments on the consolidated balance sheets.

21. Subsequent events

Dividends

On November 9, 2020, the Board of Directors declared a quarterly dividend of $0.05 per common share payable on January 15, 2021 to shareholders of record as of the close of business on December 31, 2020.

Spin-Out of Mining Assets and creation of Osisko Development Corp.

On October 5, 2020, Osisko and  Barolo Ventures Corp. ("Barolo") entered into a binding letter agreement (the "Letter Agreement") outlining the terms upon which Osisko will transfer certain mining properties (or securities of the entities that directly or indirectly own such mining properties), including the Cariboo gold project, and a portfolio of marketable securities, to Barolo in exchange for common shares of Barolo ("Barolo Shares"), which will result in a "Reverse Take-Over" of Barolo (the "RTO") under the policies of the TSX Venture Exchange. References to Osisko Development Corp. ("Osisko Development") is to Barolo after the closing of the RTO, as Barolo will change its name to Osisko Development Corp.

Concurrent with the Arrangement, Barolo had entered into an engagement letter with Canaccord Genuity Corp. and National Bank Financial Inc., on behalf of a syndicate of underwriters (collectively, the "Underwriters"), pursuant to which the Underwriters had agreed to sell, on a "bought deal" private placement basis, 13,350,000 subscription receipts of Barolo ("Subscription Receipts") at a subscription price of $7.50 per Subscription Receipt (the "Issue Price") for gross proceeds of approximately $100 million (the "Financing"). Each Subscription Receipt entitles the holder thereof to receive, for no additional consideration and without further action on the part of the holder thereof, on or about the date that the Arrangement is completed, one common share of Osisko Development after giving effect to a 60:1 consolidation of the common shares of Barolo (each, an "Osisko Development Share") and one-half-of-one warrant to purchase an Osisko Development Share (each whole warrant, a "Warrant"). Each Warrant will entitle the holder thereof to purchase one Osisko Development Share for $10.00 for an 18-month period following the closing of the Arrangement.

27

Osisko Gold Royalties Ltd Notes to the Condensed Interim Consolidated Financial Statements For the three and nine months ended September 30, 2020 and 2019 (Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

21. Subsequent events (continued)

Spin-Out of Mining Assets and creation of Osisko Development Corp. (continued)

The Financing was completed on October 29, 2020 and the gross proceeds of the Financing have been deposited with the TSX Trust Company, as escrow agent, and will be released upon the satisfaction of the escrow release conditions (if at all), including the satisfaction or waiver of the conditions to closing the RTO and conditional approval of the TSX Venture Exchange to list the resulting issuer shares issuable under the RTO and Financing, and certain other customary conditions (collectively, the "Escrow Release Conditions"). In the event that the Escrow Release Conditions are not satisfied on or prior to January 31, 2021, being the deadline to satisfy the Escrow Release Conditions, then the proceeds will be returned to the holders of the Subscription Receipts and the Subscription Receipts shall be cancelled.

Through the Arrangement, Barolo will indirectly acquire, among other things, the following assets from Osisko:

  Cariboo gold project;
  San Antonio gold project (acquired by Osisko in August 2020);
  Portfolio of investments in equity securities of exploration and evaluation publicly traded corporations;
  James Bay exploration properties (including the Coulon property); and
  Guerrero exploration properties.

The Arrangement is expected to close in the fourth quarter of 2020. Osisko is expected to own approximately 88% of Osisko Development immediately subsequent to the closing of the Arrangement, and as such, will consolidate the results of Osisko Development.

Strategic Partnership with Regulus Resources Inc.

On October 1, 2020, Osisko announced a strategic partnership whereby Regulus Resources Inc. ("Regulus") has agreed to grant certain rights to Osisko in exchange for an upfront cash payment (the "Upfront Payment") of US$12.5 M ($16.6 M).  These rights include the right to acquire royalties to be acquired by Regulus and a right of first refusal on all future royalty or stream transactions in relation to claims of the AntaKori project where Regulus has 100% ownership or any additional claims Regulus might acquire with 100% ownership within a certain area. As a significant initial transaction under the partnership, Regulus has acquired a royalty on the Mina Volare claim of the AntaKori project which represents a 1.5% or 3% NSR depending on location, from a private vendor. As per its right under the partnership, Osisko has elected to acquire 50% of the royalty for 75% of Regulus' purchase price with Osisko's acquisition cost for the royalty included in the Upfront Payment. Regulus has retired the remaining 50% of the royalty. As such, the royalty on the Mina Volare claim is now reduced to a 0.75% or 1.5% depending on location, in favour of Osisko.

In addition, Regulus will issue to Osisko 5.5 million warrants having a term of three years and an exercise price equal to $2.25 per share representing a 48% premium to the volume-weighted average price of Regulus' shares over the 20-trading day period ending September 30, 2020.  The issuance of the warrants of Regulus is subject to receipt of approval of the TSX Venture Exchange.

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